FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Stone Canyon Resources Ltd. (Last) (First) (Middle)	2.Date of Event Requiring Statement (Month/Day/Year) March 1, 2000	4. Issuer Name and Ticker or Trading Symbol Fact Corporation Trading Symbol: FCTTA
1530-9th Ave S.E. (Street)
Calgary, Alberta, Canada T2G 0T7 (City) (State) (Zip)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) __Director X 10% Owner __Officer __ Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr.4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Class A Common	817,050	D

Table II -Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5.Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses: Stone Canyon Resources Ltd. is a private Alberta corporation that has more than 50 shareholders. The sole director and officer of Stone Canyon Resources Ltd. is Jacqueline Danforth who is a director and President of Fact Corporation. Stone Canyon Resources Ltd. holds the securities directly for its own benefit.

s/s "Jacqueline Danforth, President - Stone Canyon Resources Ltd. **Signature of Reporting Person	July 18, 2002 Date

* If the form is filed by more than one reporting person, see Instruction 5(b) (v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is Insufficient,
See Instruction 6 for procedure.